Filed by General Cable Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: General Cable Corporation
Commission File No. 1-12983

General Cable Corporation
Registration Statement on Form S-4
File No. 333-162688

The following is the text of the website that is being maintained at http://www. dfking.com/generalcable in connection with General Cable Corporation’s offer to exchange its newly issued Subordinated Convertible Notes due 2029 for its outstanding 1.00% Senior Convertible Notes due 2012.

Last Updated: xx:xx a.m./p.m., New York City time, on xxxxxxxxxxxx, 2009

Indicative Average VWAP and Initial Conversion Terms for General Cable Corporation Exchange Offer

On October 27, 2009, General Cable Corporation (the “Company”) commenced an offer to exchange its new Subordinated Convertible Notes due 2029 for its outstanding 1.00% Senior Convertible Notes due 2012. On this page, the Company will periodically provide an indicative average VWAP (as defined in the prospectus relating to the exchange offer (the “Prospectus”)), a resulting indicative initial conversion price and a resulting indicative initial conversion rate per $1,000 principal amount of the Subordinated Convertible Notes due 2029 issuable in the exchange offer, calculated as described in the Prospectus.

Indicative Average VWAP:	$	xx.xxxx
Minimum Conversion Price:		$36.75
Resulting Indicative Initial Conversion Price:	$	xx.xxxx
Resulting Indicative Initial Conversion Rate:		xx.xxxx

The definitive average VWAP, initial conversion price and initial conversion rate will be calculated as described in the Prospectus and may be substantially different from the comparable indicative information displayed above. Assuming that the exchange offer is not extended or earlier terminated, the final average VWAP, initial conversion price and initial conversion rate will be announced by 4:30 p.m., New York City time, on November 24, 2009. The exchange offer will expire at midnight, New York City time, on November 24, 2009, unless extended or earlier terminated. Further information regarding the exchange offer can be found using the links below.

[Link to Prospectus]

[Link to Letter of Transmittal]

[Link to Notice of Withdrawal]

Rule 425 Legend

Non-Solicitation

This disclosure shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the exchange offer, General Cable Corporation has filed a registration statement (including the Prospectus) on Form S-4 and a tender offer statement on Schedule TO with the SEC. Holders of its 1.00% Senior Convertible Notes due 2012 are urged to read the Prospectus, the Schedule TO and any other relevant documents, because they contain important information about General Cable Corporation and the exchange offer. The Prospectus is being sent to holders of the 1.00% Senior Convertible Notes due 2012. The Prospectus and the other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents can also be obtained free of charge from General Cable Corporation upon written request to General Cable Corporation, Vice President of Investor Relations, 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753, or by calling (859) 572-8000.